Color Star Technology Company, Limited

800 3rd Ave, Suite 2800

New York, NY 10022

July 10, 2020

Attn: Wilson Lee, Robert Telewicz, Ruairi Regan, Pam Howell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Color Star Technology Company, Limited
Form F-3
Response Filed June 9, 2020
File No. 333-239510

Dear Mr. Lee, Mr. Telewicz, Mr. Regan, and Mr. Howell:

Color Star Technology Company, Limited (the “Company,” “we”, or “our”), an exempt company formed under the laws of Cayman Islands, hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 17, 2020 regarding our Response to the Staff’s comment letter on Form F-3 previously filed on June 9, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 submitted accompanying this response letter is referred to as F-3/A.

FORM F-3 FILED ON MAY 19, 2020

Our Business

History and Development of the Company, page 3

1.	We have considered your response to comment one and note your conclusion that held for sale criteria was not met until March 2020. Please address the following with respect to your response:

●	Given the footnote disclosures in your interim financial statements outlining your decision to dispose of your concrete business as early as November 2019 and the eventual disposition through sale to existing shareholders, it remains unclear why held for sale criteria was not met prior to March 2020. Please tell us how you considered the guidance in Section 855-10-25 of the Accounting Standards Codification in determining that the details related to your disposition represented a non-recognized versus recognized subsequent event. Your response should outline all facts and circumstances considered that support your conclusion.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that our footnote disclosures in our interim financial statements only disclosed that we received a notification letter (the “Deficiency Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) regarding the Company’s noncompliance Nasdaq’s stockholders’ equity requirements in November 2019. At the time of receipt of the Deficiency Notice, we have not begun planning for the disposition of our concrete business. It is also further disclosed in the footnote disclosures that the Company’s decision to dispose of the concrete business only came after February 2020.

As discussed in our prior response letter dated June 9, 2020 in our response to comment No. 1, we determined that we met all of the criteria in accordance with ASC 205-20-45-1E for discontinued operations classification in the beginning of March 2020. We evaluated the guidance in ASC 855-10-25 and determined that the details related to our disposition represented a non-recognized subsequent event rather than a recognized subsequent event. ASC 855-10-25-3 provided examples of recognized and non-recognized subsequent events described in ASC 855-10-55-2. Per the examples provided in ASC 855-10-25-3b, a business combination that occurs after the balance sheet date but before the financial statements are issued or available to be issued are considered a non-recognized subsequent event. We interpreted the disposal of our concrete business transaction as discontinued operations in March 2020 to be most akin to the business combination or acquisition transaction in accordance with ASC 855-10-25-3b. As a result, we interpreted the disposal of our concrete business transaction in March 2020 as a non-recognized subsequent event to our interim financial statements for the period ended December 31, 2019.

●	Please tell us whether you believe the disposition of your concrete business is a material change in your business affairs. In your response, please clarify how you assessed the need to include pro-forma financial information related to your disposition and any other financial information required because of a material disposition of assets outside the normal course of business. Reference is made to paragraph 11-01(a)(4) of Article 11 of Regulation S-X and Item 5(b)(1)(i) and (iv) of Part I of Form F-3.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 20 - 26 in the F-3/A to include the pro-forma financial information related to the disposition of our concrete business and all the subsequent events from December 31, 2019 to the filing of the F-3/A.

●	Finally, please tell us whether you believe the change in your operations from a concrete business to an education service business represents a fundamental change, and if so, whether you believe your filing includes adequate information, including financial information, for a reader to understand the impact of that change.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that we believe the change in our operations from a concrete business to a performance support and music education business represents a fundamental change. We have revised the disclosure on page 20 - 26 in the F-3/A to include the pro-forma financial information related to the disposition of our concrete business and all the subsequent events from December 31, 2019 to the filing of the F-3/A.

2.	We note your response to comment two did not address your impending acquisition of Color China Entertainment Limited. Please clarify how you have evaluated the guidance in Rule 3-05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro-forma financial information related to the Color China impending acquisition. Your response should discuss how your predecessor business factored into your significance assessment and the basis for your conclusions.

Response: We acknowledge the Staff’s comment and respectfully inform the Staff that our evaluation of the guidance in Rule 3-05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro-forma financial information related to our acquisition of Color China Entertainment Co., Ltd. (“Color China”) on June 3, 2020 is as follows:

We re-visited the guidance in Rule 3-05 and Article 11 of Regulation S-X and interpreted that the significant test shall still be measured with our June 30, 2019 financial statements without the consideration of the disposition of our concrete business. As a result, we completed our review of the assessment of significance of Color China using the three testing criteria: 1) asset test, 2) investment test and 3) income test, and compared Color China’s June 30, 2019 financial statements to our June 30, 2019 financial statements. We concluded that none of the three testing criteria conditions exceeded 20 percent. Consequently, we determined that the acquisition of Color China is not deemed to be significant and the separate financial statements and pro-forma financial information in connection with the acquisition of Color China are not required. In addition, there were no historical financial information of Color China as Color China has no historical operations other than holding a significant collection of music performance specific equipment for legal title purpose, which we acquired on June 3, 2020 to begin our performance support and music education business.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have further questions, we respectfully ask that you forward them by electronic mail to our counsel, Joan Wu, Esq., at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer
Color Star Technology Company, Limited

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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